SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CVR REFINING, LP

(Name of Subject Company (Issuer))

CVR ENERGY, INC.

IEP ENERGY LLC

IEP ENERGY HOLDING LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Name of Filing Persons (Offerors))

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number of Class of Securities)

Melissa M. Buhrig

Executive Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, NY 10036

(212) 969-3155

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$795,843,735	$99,082.55

*Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the market value of the common units of CVR Refining, LP to be received by CVR Energy, Inc. in the exchange offer and was calculated as the product of (i) 37,154,236 common units of CVR Refining, LP, which is the maximum number of common units that may be exchanged pursuant to the exchange offer, and (ii) the average of the high and low sales prices of common units of CVR Refining, LP as reported on the New York Stock Exchange on May 25, 2008 ($21.42).

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2018 equals $124.50 per $1,000,000 of the aggregate value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,082.55	Filing Party: CVR Energy, Inc.
Form or Registration No.: Form S-4	Date Filed: May 29, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2018, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on June 8, 2018, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on June 14, 2018 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Commission on June 18, 2018 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by CVR Energy, Inc. (“CVR Energy”) to exchange up to 37,154,236 common units (the “common units”) of CVR Refining, LP (“CVR Refining”) in exchange for shares of CVR Energy common stock at an exchange ratio of one common unit for 0.6335 shares of CVR Energy common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated June 18, 2018 (as it may be amended or supplemented from time to time, the “prospectus/offer to exchange”) and in the accompanying letter of transmittal (the “Letter of Transmittal” which, together with the prospectus/offer to exchange, as each may be amended or supplemented from time to time, collectively constitute the “offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(A), respectively.

CVR Energy has filed with the SEC a Registration Statement on Form S-4 dated May 29, 2018, as amended by Amendment No. 1 on June 14, 2018, of which the prospectus/offer to exchange forms a part, relating to the offer (as it may be amended from time to time, the “Registration Statement on Form S-4”). All the information set forth in the prospectus/offer to exchange is incorporated by reference into the Schedule TO, and the Schedule TO is further amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the prospectus/offer to exchange that is amended and supplemented herein or was amended in the Amendment No. 1 to the Registration Statement on Form S-4. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the prospectus/offer to exchange.

This Amendment No. 4 is being filed solely to incorporate by reference CVR Energy’s and CVR Refining’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Qs”). You should carefully consider each of CVR Energy’s and CVR Refining’s results of operations for the quarter ended June 30, 2018 and the other information contained in the Form 10-Qs in connection with deciding whether to tender your shares for exchange in the offer.  All other terms and conditions of the offer remain unchanged.

Item 10.

Item 10(a) of the Schedule TO and the information set forth in the prospectus/offer to exchange is hereby amended and supplemented by adding the following disclosure:

We incorporate by reference the documents listed below

CVR Energy Filings	Period
Quarterly Reports on Form 10-Q	Fiscal quarter ended June 30, 2018, as filed on July 26, 2018

CVR Refining Filings	Period
Quarterly Reports on Form 10-Q	Fiscal quarter ended June 30, 2018, as filed on July 26, 2018

EXHIBIT INDEX.

The Exhibit Index to the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

(a)(5)(E)	Quarterly Report on Form 10-Q of CVR Energy, Inc. for the period ended June 30, 2018 (filed with the SEC on July 26, 2018 and incorporated herein by reference)
(a)(5)(F)	Quarterly Report on Form 10-Q of CVR Refining, LP for the period ended June 30, 2018 (filed with the SEC on July 26, 2018 and incorporated herein by reference)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.

By:	/s/ David L. Lamp
Name:	David L. Lamp
Title:	President and Chief Executive Officer

IEP ENERGY LLC

By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

IEP ENERGY HOLDING LLC

By: American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Secretary and Treasurer

/s/ Carl C. Icahn
CARL C. ICAHN